UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: November 2021
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 16, 2021, Maxeon Solar Technologies, Ltd. (the “Company”) entered into a non-exclusive long-term silicon wafer master supply agreement (the “MSA”) with Zhonghuan Hong Kong Limited (“TZS HK”), a subsidiary of Tianjin Zhonghuan Semiconductor (“TZS”), for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance Line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZS HK to be its primary wafer supplier for Performance Line modules and deliveries to commence in 2022.

Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZS HK for the Company to reserve specified volumes in advance. The MSA also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZS by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

November 17, 2021	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Silicon Wafer Master Supply Agreement dated as November 16, 2021, by and between Maxeon Solar Pte. Ltd. and Zhonghuan Hong Kong Holdings Limited.